Hilton Grand Vacations 5323 Millenia Lakes Boulevard, Suite 120 Orlando, FL. 32839

May 4, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom It May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Hilton Grand Vacations Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the U.S. Securities and Exchange Commission on May 4, 2017.

Very truly yours,

HILTON GRAND VACATIONS INC.

By: /s/ Charles R. Corbin
Name: Charles R. Corbin
Title: Executive Vice President and General Counsel